SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☑     Form 40-F   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☑

Table of Contents

1.     Press release of May 15, 2003

2.     Press release of May 15, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson

Name: Jan Gustavsson Title: General Counsel & Company Secretary

Date: May 16, 2003

COCA-COLA HBC

Results for the Three Months Ended March 28, 2003 (US GAAP)

Strong financial performance despite difficult overall market conditions

FIRST QUARTER HIGHLIGHTS

•	Cash operating profit* of €94.4 million, 11% ahead of 2002,

•	Operating profit of €31.0 million, 50% ahead of 2002,

•	Continued strengthening in net income from a loss of €12.4 million in 2002 to a profit of €0.3 million,

•	Volume of 268 million unit cases, 1% ahead of 2002.

Irial Finan, Managing Director of CCHBC, commented:

“We have delivered a solid financial performance despite facing significant challenges during the first quarter, exacerbated by a weak global macro-economic environment, severe winter weather conditions and a negative impact from the shift of the timing of the Easter holiday in most of our territories. To deliver on our long term financial model we have focused on executing our strategy of revenue, cost and capital management and superior execution in the marketplace. Our performance for the second quarter to date gives us confidence that we will meet our full year goals.”

May 15, 2003

* We define cash operating profit as operating profit before deductions for depreciation and amortization of intangible assets.

Coca-Cola HBC (“CCHBC”) is one of the world’s largest Coca-Cola bottlers, serving a population of over 500 million people in 26 countries. CCHBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depository Receipts are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of US generally accepted accounting principles (“US GAAP”). CCHBC also prepares financial information under International Financial Reporting Standards (“IFRS”), which are available on our website: www.coca-colahbc.com.

COCA-COLA HBC

Results for the Three Months Ended March 28, 2003 (US GAAP)

ENQUIRIES:

Company contacts:

Coca-Cola HBC Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3100 email: melina.androutsopoulou@cchbc.com

Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 email: thalia.chantziara@cchbc.com

European press contact:
FD Athens Alastair Hetherington	Tel: +30 210 721 6060 email: alastair.hetherington@fd.com

US press contact:
FD Morgen — Walke Brian Maddox	Tel: +1 212 850 5600 email: bmaddox@fdmw.com

COCA-COLA HBC

Management’s Report for the Three Months Ended March 28, 2003 (US GAAP)

You should read the following discussion of our financial condition and results of operations in conjunction with the accompanying unaudited condensed consolidated financial statements and footnotes along with the cautionary statements at the end of this section.

Overview

Coca-Cola HBC performed well during the period under review reporting a 50% growth in operating profit and an 11% increase in cash operating profit despite the challenging market conditions. Specifically, we felt the impact of the geo-political and related macro-economic uncertainty, severe winter weather conditions and a negative impact from the shift of the timing of the Easter holiday in most of our territories. Although volume was impacted by these external factors we remained focused on our pricing strategy, cost management and planned launches of our new products. The benefits of our diversified portfolio of markets and products yielded once again a strong financial performance at a group level.

Our strong brand portfolio has been enhanced by new product introductions, which we believe will drive incremental volume growth for the remainder of the year. We successfully launched a new products and packages across several of our markets, such as Vanilla Coke and a number of Fanta extensions. We also continued to intensify our efforts in marketplace execution.

Our non-CSD product offering was enhanced by the launch of juice flavor extensions, a new energy drink in Ireland and the continuous rollout of Nestea and Powerade in our markets. The integration of our newly acquired water businesses, Valser in Switzerland and Dorna in Romania, is on track and they both performed in line with expectations for the first quarter of 2003 contributing 2% to our volume. In line with our strategy to accelerate growth in the non-carbonated soft drinks sector we announced the acquisition, jointly with The Coca-Cola Company, of 100% of the shares of Multivita, a Polish mineral water company.

Net sales revenue decreased by 5% against the prior year largely driven by the weakening of selected local currencies versus the Euro in markets such as Nigeria, Poland, Russia, Ukraine and Belarus. In addition, the higher contribution of volumes from our emerging markets where the net sales revenue per unit case is lower, as well as the unfavorable channel and category mix, further impacted our revenues. However, these factors are largely negated in cost of goods sold in these markets where the costs of our key raw materials as well as other inputs are denominated in US dollars, thus serving as a natural hedge for the group operating results.

COCA-COLA HBC

Management’s Report for the Three Months Ended March 28, 2003 (US GAAP)

Operational Review by Reporting Segments

	Volume			Cash operating profit[1]			Operating profit
	(million unit cases)			(€ million)			(€ million)

1st Quarter 2003	2003	2002	% Change	2003	2002	% Change	2003	2002	% Change

Established Markets	116.7	120.0	-3%	61.8	58.5	+6%	35.8	36.2	-1%
Developing Markets	50.7	52.2	-3%	6.2	4.0	+55%	(9.2)	(12.8)	+28%
Emerging Markets	100.4	92.8	+8%	26.4	22.5	+17%	4.4	(2.7)	>100%

Coca-Cola HBC	267.8	265.0	+1%	94.4	85.0	+11%	31.0	20.7	+50%

Established markets

Volume

•	Unit case volume was 116.7 million for the first quarter of 2003, 3% below the prior year. Volume was impacted negatively by the shift of the Easter holiday.

•	Additionally, the timing of price increases in Italy has negatively impacted first quarter volume growth.

Cash operating profit

Established markets contributed €61.8 million to group EBITDA for the first quarter of 2003, 6% above prior year, reflecting solid cost management in these territories and selective price increases. Although Greece particularly suffered from the adverse winter conditions, strong EBITDA growth in the Republic of Ireland and Italy drove profitability in this segment.

Developing markets

Volume

•	Volume for the first quarter of 2003 was down by 3% against prior year at 50.7 million unit cases.

•	Particularly strong performance in Poland and the Baltics was due to successful promotional activities and selective product launches.

Cash operating profit

Cash operating profit in developing markets for the first quarter of 2003 showed significant improvement versus 2002, with growth of 55% reaching €6.2 million. Despite the low volume performance during the first quarter, all our markets in this segment reached positive cash operating profit compared to the same period in 2002.

Emerging markets

Volume

•	Volume in emerging markets grew by 8% to 100.4 million unit cases.

•	Nigeria grew volume by 2% in the first quarter of 2003 despite a weak March, as a result of a price increase in February and the absence of anticipated pre-election activity spending.

•	Romania performed exceptionally well in the first quarter with double digit volume growth assisted by new product launches and the recently acquired Dorna water.

1 We define cash operating profit as operating profit before depreciation and amortization of intangible assets. Depreciation for the three months to March 2003 was #63.4 million (2002: #64.3 million). There was no amortization charged in either the three months to March 2003 or 2002.

COCA-COLA HBC

Management’s Report for the Three Months Ended March 28, 2003 (US GAAP)

Cash operating profit

Cash operating profit in emerging markets for the first quarter of 2003 was €26.4 million, 17% ahead of 2002. Our key countries in this segment all show positive EBITDA improvement. Although price increases were introduced in several of these markets in local currency terms, this segment was the one that was particularly impacted by the strengthening of the Euro in relation to the local currencies and the US dollar offset by the benefits to the cost of inputs.

Group Financial Review

	2003	2002	% Change

	€ million	€ million
Volume in unit cases (millions of cases)	268	265	+1%
Net sales revenue	794.0	840.7	-6%
Cost of goods sold	(497.0)	(543.3)	-9%
Gross profit	297.0	297.4	0%
Selling, delivery and administrative expenses	(266.0)	(276.7)	-4%
Operating profit	31.0	20.7	+50%
Net income (loss) before accounting change	0.3	(12.4)	>100%

Net sales revenue

Net sales revenue for the first quarter decreased by 6% against the first quarter of 2002 primarily as a result of the weakness of selected local currencies against the Euro particularly Nigeria, Poland, Russia, Ukraine and Belarus. In addition, the higher volume contribution from our emerging markets where the net sales revenue per unit case is lower, as well as the unfavourable channel and category mix, further impacted our revenues. However, these factors are largely negated in cost of goods sold in these markets where the costs of our key raw materials as well as other inputs are denominated in US dollars, thus serving as a natural hedge for the group operating results.

Cost of goods sold

Cost of goods sold decreased by €46.3 million largely driven by the strengthening of the Euro against the US dollar which impacted our results positively in several markets where the cost of key raw materials are denominated in US dollars. Additionally, we continued to drive costs lower through continued focus on our strategy to improve all aspects of our supply chain and other cost-reduction initiatives.

Gross profit

Our gross profit margin increased to 37.4% compared to 35.4% for the first quarter of 2002, a strong increase which reflects our focused efforts to manage costs and improve production efficiencies.

Operating profit

Our operating profit grew strongly by 50% to €31.0 million from €20.7 million in the previous year. This increase is attributable to a significant gross margin improvement as noted above, as well as other cost-savings within operating expenses.

Net income (loss) before cumulative effect of accounting change

The net result of the group improved to a net profit of €0.3 million, from a net loss of €12.4 million in the first quarter of 2002.

COCA-COLA HBC

Management’s Report for the Three Months Ended March 28, 2003 (US GAAP)

Cumulative effect of accounting change for Statement No. 142, net of income taxes

The adoption of FASB Statement No. 142, Goodwill and Other Intangible Assets (“Statement No. 142”), required us to perform an initial impairment assessment on all goodwill and indefinite-lived intangible assets on January 1, 2002. The impairment charge resulting from this impairment assessment was €94.0 million, net of deferred income tax benefits. Of this impairment €17.4 million was attributable to our established markets, mainly Switzerland, as a result of a reassessment of our projections following lower than expected growth in the non-alcoholic beverages sector in the Swiss market. An additional €76.6 million was attributable to our developing countries. The impairment charge allocated to our developing countries arose mainly in Poland, as a result of a fall in growth expectations due to stagnant economic conditions. A further impairment assessment was conducted at December 31, 2002. No impairment was indicated.

Net income (loss)

A net income of €0.3 million in the first three months of 2003, as compared to a net loss of €106.4 million in the first three months of 2002, was due to the impairment charge recorded in 2002 following adoption of Statement No. 142.

Cash operating profit

	2003	2002	% Change

	€ million	€ million
Cash operating profit	94.4	85.0	+11%
Depreciation	(63.4)	(64.3)	+1%

Operating profit	31.0	20.7	+50%

Capital Expenditure

The group had a net expenditure of €78.1 million on fixed assets for the first quarter of 2003. We continue to focus our capital investment on the most profitable areas of the business such as the cold drink equipment and expanded availability of immediate consumption packaging. We continue to redeploy assets and equipment within the group, where possible, to minimize the cash outflows on fixed assets, as well as improving our return on existing assets.

Acquisition of Polish Water Brand Multivita

On May 2, we announced our intention to acquire, jointly with The Coca-Cola Company, 100% of the shares of Multivita sp.z o.o., the Polish mineral water company owned by Maspex sp.z o.o. The purchase of this brand complements our strategy of selectively broadening our beverage brands to satisfy consumers. This acquisition is a significant further commitment to our operations in Poland. Multivita has great potential for continued growth in the rapidly expanding bottled water segment.

The acquisition, which is subject to approval by Polish regulatory authorities, includes a production facility at Tylicz and the mineral water brand Multivita. We anticipate the transaction to close during the third quarter. We do not expect the Polish acquisition to have a material effect on the 2003 results.

2003 Full Year Outlook

Despite the continued challenging macro-economic environment, our performance thus far in the second quarter is improving. As we approach the important summer selling season, we expect that we will meet our previously communicated 2003 performance goals.

COCA-COLA HBC

Management’s Report for the Three Months Ended March 28, 2003 (US GAAP)

Conference Call

     CCHBC will host a conference call with financial analysts to discuss the 2003 first quarter results on May 15, 2003 at 4:00 pm, Athens time (2:00 pm London time and 9:00 am New York time). Interested parties can access the live audio webcast through CCHBC’s website (www.coca-colahbc.com).

COCA-COLA HBC

Management’s Report for the Three Months Ended March 28, 2003 (US GAAP)

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. In some cases, we use words such as “believe”, “outlook”, “guidance”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position, business strategy, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in amended registration statement on form 20-F filed with the U.S. Securities and Exchange Commission on October 8, 2002 (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the interim consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Income — unaudited

(Prepared in accordance with US GAAP)

	Three months ended

	March 28, 2003	March 29, 2002

	(Euros in millions, except per share data)
Net sales revenue	€794.0	€840.7
Cost of goods sold	(497.0)	(543.3)

Gross profit	297.0	297.4
Selling, delivery and administrative expenses	(266.0)	(276.7)

Operating profit	31.0	20.7
Interest expense	(16.4)	(15.5)
Other income	10.4	7.3
Other expenses	(7.7)	(5.6)

Income before income taxes	17.3	6.9
Income tax expense	(12.5)	(16.4)
Share of (loss) income of equity method investees	(0.2)	0.1
Minority interest	(4.3)	(3.0)

Net income (loss) before cumulative effect of accounting change	0.3	(12.4)
Cumulative effect of accounting change for Statement No 142, net of income taxes of €25.0 million	—	(94.0)

Net income (loss)	€0.3	€(106.4)

Basic and diluted net income (loss) per share (in euros):
Before accounting change	0.00	(0.05)
Cumulative effect of accounting change	—	(0.40)

	€0.00	€(0.45)

See notes to the condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets — unaudited

(Prepared in accordance with US GAAP)

	March 28, 2003	December 31, 2002

	(Euros in millions)
Assets
Current assets:
Cash and cash equivalents	€77.7	€101.3
Trade accounts receivable, less allowances of €21.6 in 2003 and €20.7m in 2002	472.7	457.5
Inventories	325.1	309.3
Receivables from related parties	63.7	78.2
Taxes receivable	11.8	11.3
Deferred income taxes	19.2	20.2
Prepaid expenses	51.4	51.9
Other current assets	71.4	73.7

Total current assets	1,093.0	1,103.4
Property, plant, and equipment:
Land	97.6	99.4
Buildings	668.1	682.3
Returnable containers	224.2	216.1
Production and other equipment	1,757.4	1,725.1

	2,747.3	2,722.9
Less accumulated depreciation and amortization	(915.9)	(856.6)

	1,831.4	1,866.3
Construction in progress	53.8	30.3
Advances for equipment purchases	26.5	26.6

	1,911.7	1,923.2
Investments in equity method investees	51.1	53.3
Deferred income taxes	78.6	78.1
Other tangible non-current assets	16.2	20.3
Franchise rights	1,988.6	2,017.4
Goodwill	690.6	699.2

Total assets	€5,829.8	€5,894.9

See notes to the condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets — unaudited

(Prepared in accordance with US GAAP)

	March 28, 2003	December 31, 2002

	(Euros in millions, except share data)
Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	€321.3	€313.1
Accounts payable	202.7	203.5
Accrued expenses	293.4	300.6
Amounts payable to related parties	107.7	87.1
Deposit liabilities	129.9	135.0
Income taxes payable	72.9	72.0
Deferred income taxes	4.9	5.1
Current portion of long-term debt and capital lease Obligations	209.9	210.7

Total current liabilities	1,342.7	1,327.1
Long-term debt, less current portion	934.0	950.9
Capital lease obligations, less current portion	29.2	28.4
Employee benefit obligations	77.4	74.4
Deferred income taxes	713.0	718.5
Other long-term liabilities	14.5	17.1

Total long-term liabilities	1,768.1	1,789.3
Minority interests	68.5	65.3
Shareholders’ equity:
Ordinary shares, €0.31 (2002: €0.31) par value:
236,668,596 shares authorized, issued and outstanding	73.4	73.4
Additional paid-in capital	2,154.0	2,154.0
Deferred compensation	(0.5)	(0.5)
Retained earnings	305.5	305.2
Accumulated other comprehensive income	118.1	181.1

Total shareholders’ equity	2,650.5	2,713.2

Total liabilities and shareholders’ equity	€5,829.8	€5,894.9

See notes to the condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Condensed Consolidated Statements of Cash Flows — unaudited

(Prepared in accordance with US GAAP)

	Three months ended

	March 28, 2003	March 29, 2002

	(Euros in millions)
Operating activities
Net income (loss)	0.3	(106.4)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	63.4	64.3
Deferred income taxes	2.3	(21.9)
Loss on disposal of assets	0.2	0.4
Minority interests	4.3	3.0
Share of loss (income) of equity method investees	0.2	(0.1)
Cumulative effect of accounting change for Statement No. 142, before income taxes	—	119.0
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable and other current assets	1.7	(36.1)
Inventories	(20.8)	(23.8)
Accounts payable and accrued expenses	4.5	46.3

Net cash provided by operating activities	56.1	44.7
Investing activities
Purchases of property, plant and equipment	(77.2)	(52.3)
Proceeds from disposals of property, plant and equipment	1.7	1.9
Cash payments for acquisitions, net of cash acquired	(1.9)	2.3
Proceeds from sale of trademark	5.3	—
Proceeds from sale of investments	1.1	0.0

Net cash used in investing activities	(71.0)	(48.1)
Financing activities
Proceeds from issuance of debt	59.1	44.5
Payments on debt	(68.7)	(8.2)
Payments on capital lease obligations	(2.6)	(1.0)

Net cash (used in) provided by financing activities	(12.2)	35.3
Effect of exchange rates on cash	3.5	0.3

Net (decrease) increase in cash and cash equivalents	(23.6)	32.2

Cash and cash equivalents at beginning of year	101.3	141.7

Cash and cash equivalents at end of period	77.7	173.9

See notes to the condensed consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Notes to Condensed Consolidated Financial Statements — unaudited

(Prepared in accordance with US GAAP)

1. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair statement of the Company’s financial position, results of operations and cash flows for the periods presented.

The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Coca-Cola Hellenic Bottling Company’s Annual Report for the year ended December 31, 2002.

Operating results for the three month period ended March 28, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003.

2. Accounting Changes

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 02-16, Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor. This EITF provides guidance on how a customer of a vendor’s products should account for cash consideration received from a vendor. Specifically, cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and should be characterized as a reduction of cost of goods sold when recognized in the customer’s income statement. This presumption is overcome when the consideration is either (a) a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue, or (b) a reimbursement of costs incurred by the customer to sell the vendor’s products, in which case the cash consideration should be characterized as a reduction of the cost. We have incorporated the guidance of this EITF into our consolidated statement of income for the period ended March 28, 2003.

The consolidated statement of income for the period ended March 29, 2002 has been presented on a comparable basis.

In July 2002, FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“Statement No. 146”). This statement requires that a liability for costs associated with exit or disposal activity be recognized, and measured at fair value when the liability is incurred rather than at the date a company commits to an exit plan. This impacts on the recognition of one-time termination benefits such as severance pay and other termination indemnities where the benefit arranged requires employees to serve beyond the minimum retention period. In such cases, the costs of the one-time termination benefit are recognized at fair value over the term of the retention period. Statement No. 146 also addresses accounting for other costs associated with an exit or disposal activity, such as costs to consolidate or close functions and relocate employees. A liability for such costs must be recognized and measured at its fair value in the period incurred. In the case of contract termination costs such as operating leases, a liability is recognized and measured at its fair value (less any economic benefit) when the entity terminates the contract.

The Company has adopted Statement No. 146 from January 1, 2003. The adoption of the standard has not had a significant impact to date, though can be expected to affect the timing of the Company’s recognition of liabilities for costs associated with exit or disposal activities in the future.

Coca-Cola Hellenic Bottling Company S.A.

Results for the Three Months to March 28, 2003 (US GAAP)

3. Inventories

Inventories consist of the following (in millions):

	March 28,	March 29,
	2003	2002

Finished goods	€113.9	€111.8
Raw materials	139.2	129.5
Consumables	61.4	55.8
Other	10.6	12.2

	€325.1	€309.3

4. Acquisitions

On September 30, 2002, the Company and The Coca-Cola Company (“TCCC”) jointly acquired the Swiss mineral water bottler, Valser Mineralquellen AG (“Valser”), a private company owned by the Hess Group AG of Bern. Total consideration for the acquisition was €117.3 million (excluding costs), of which CCHBC’s share was €58.7 million. The acquisition comprised a number of well-established mineral water brands, including Valser Classic, Valser Naturelle and Valser Limelite, in addition to Valser’s production and distribution facilities. The Company acquired the business except for the trademark, which was acquired by TCCC, and the mineral water source, which is owned 50% by each party. At this stage, the acquisition has resulted in the Company recording €29.3 million of goodwill in its established countries segment.

On December 17, 2002, the CCHBC jointly with TCCC acquired the majority of the shares in Romania’s premier sparkling mineral water company, Dorna Apemin S.A. (“Dorna”). Total consideration for the acquisition was €39.0 million (excluding costs), of which the Company’s share was €19.5 million. The acquisition comprised all brands and products of Dorna, including White Spring, Poiana Negri and Dorna mineral waters. The Company’s interest represents 49.1% of the outstanding shares in Dorna. CCHBC has control of the entity and has fully consolidated the net assets of Dorna. The acquisition has been accounted for using the purchase method of accounting. At this stage, the acquisition has resulted in the Company recording €16.5 million of goodwill in its emerging countries segment.

5. Franchise rights, Goodwill and other intangible assets

In accordance with Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets (“Statement No. 142”), goodwill and indefinite-lived intangible assets (including franchise rights) are no longer amortized but are reviewed annually for impairment. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company began applying the new accounting rules beginning January 1, 2002. For business combinations initiated after June 30, 2001, the new accounting rules were applied from the acquisition date.

The adoption of Statement No. 142 required the Company to perform an initial impairment assessment on all goodwill and indefinite-lived intangible assets, with an annual impairment assessment thereafter. The cumulative effect of this change in accounting principle was an after-tax decrease to net income of €94.0 million. The deferred income tax benefit related to the cumulative effect of this change was €25.0 million.

Coca-Cola Hellenic Bottling Company S.A.

Results for the Three Months to March 28, 2003 (US GAAP)

The impairment charges resulting in the after-tax decrease to net income for the cumulative effect of this change by applicable operating segment as of January 1, 2002 are as follows (in millions):

Established countries	€17.4
Developing countries	76.6

Total	€94.0

Of the €17.4 million impairment for established countries, €14.1 million relates to franchise rights and €3.3 million relates to goodwill. The impairment arose mainly in Switzerland as a result of a reassessment of projections following lower than expected growth in the non-alcoholic beverages sector in the Swiss market.

Of the €76.6 million impairment for the developing countries, €49.3 million relates to franchise rights and €27.3 relates to goodwill. The impairment charge arose mainly in Poland as a result of a fall in growth expectations arising from a stagnant economic environment.

In accordance with Statement No. 142, a further impairment assessment was conducted at December 31, 2002. No impairment was indicated.

The Company’s franchise rights have an indefinite useful life. Consequently, no amortization is recorded on these franchise rights from January 1, 2002. The following table sets forth the carrying value of intangible assets not subject to amortization (in millions):

	March 28,	December 31,
	2003	2002

Unamortized intangible assets:
Franchise rights	€1,988.6	€2,017.4
Goodwill	690.6	699.2

Total	€2,679.2	€2,716.6

The changes in the carrying amount of goodwill are as follows (in millions):

	Established
	Countries	Developing Countries	Emerging Countries	Total

Balance at January 1, 2003	€570.2	€109.7	€19.3	€699.2
Adjustments to goodwill arising on acquisitions in previous year	0.7	—	(1.6)	(0.9)
Foreign exchange differences	(2.1)	(5.6)	—	(7.7)

Balance at March 28, 2003	€568.8	€104.1	€17.7	€690.6

Coca-Cola Hellenic Bottling Company S.A.

Results for the Three Months to March 28, 2003 (US GAAP)

6. Segment Information

The Company has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Company operates in 26 countries, and its financial results are reported in the following segments:

Established countries:	Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.
Developing countries:	Croatia, Czech Republic, Hungary, Poland, Slovak Republic, Slovenia, Estonia, Lithuania and Latvia.
Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, Serbia and Montenegro, Former Yugoslav Republic of Macedonia (FYROM), Moldova, Nigeria, Romania, Russia and Ukraine.

The operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods. CCHBC evaluates performance and allocates resources primarily based on cash operating profit. Cash operating profit is defined as operating profit before deductions for depreciation and amortization. Information on the Company’s segments is as follows (in millions):

	For the three months ended

	March 28,	March 29,
	2003	2002

Net sales revenue
Established	€456.4	€464.8
Developing	125.6	139.0
Emerging	212.0	236.9

	€794.0	€840.7

Cash operating profit
Established	€61.8	€58.5
Developing	6.2	4.0
Emerging	26.4	22.5

	94.4	85.0

Depreciation
Established	€(26.0)	€(22.3)
Developing	(15.4)	(16.8)
Emerging	(22.0)	(25.2)

	(63.4)	(64.3)

Operating profit
Established	€35.8	€36.2
Developing	(9.2)	(12.8)
Emerging	4.4	(2.7)

	31.0	20.7

Reconciling items
Interest expense	(16.4)	(15.5)
Other income	10.4	7.3
Other expense	(7.7)	(5.6)
Income tax expense	(12.5)	(16.4)
Share of loss of equity method investees	(0.2)	0.1
Minority interests	(4.3)	(3.0)

Net income before cumulative effect of accounting change	€0.3	€(12.4)

Coca-Cola Hellenic Bottling Company S.A.

Results for the Three Months to March 28, 2003 (US GAAP)

6. Segment Information (continued)

	March 28,	December 31,
	2003	2002

Total assets
Established	€3,612.2	€3,589.9
Developing	1,518.8	1,581.5
Emerging	1,073.1	1,062.7
Corporate	1,671.2	1,602.6
Less: Intersegment receivables	(2,045.5)	(1,941.8)

	€5,829.8	€5,894.9

7. Comprehensive (Loss) Income

Components of comprehensive (loss) income for the three months ended March 28, 2003 is as follows (in millions):

For the three
months ended

March 28, 2003

Net loss	€0.3
Currency translation adjustment, net of applicable taxes	(63.6)
Change in fair value of derivatives, net of applicable taxes	0.6

Total comprehensive (loss) income	€(62.7)

8. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in millions):

	For the three months ended

	March 28,	March 29,
	2003	2002

Numerator
Net income (loss)	€0.3	€(106.4)
Denominator
Basic and diluted average common shares outstanding	236.7	236.7

Coca-Cola Hellenic Bottling Company S.A.

Results for the Three Months to March 28, 2003 (US GAAP)

9. Seasonality of Business

Operating results for the three months ended March 28, 2003 are not indicative of the result that may be expected for the year ended December 31, 2003 because of business seasonality. Business seasonality results from a combination of higher unit sales of the Company’s products in the warmer months of the year and the methods of accounting for fixed costs such as depreciation and interest expense that are not significantly affected by business seasonality.

10. Dividend

The directors propose a dividend of €0.19 per share (totaling €45.0 million) for the year ended December 31, 2002. The proposed dividend will be submitted for formal approval at the Annual General Meeting in June 2003. The dividend will be accounted for in shareholders’ equity as an appropriation of retained earnings when it is approved.

11. Recent Acquisitions

On May 2, 2003, we announced our intention to acquire jointly with TCCC all of the shares of Multivita sp.z o.o, the Polish mineral water company owned by Maspex sp.z o.o. The acquisition, which is subject to approval by Polish regulatory authorities, involves a production facility and the mineral water brand Multivita.

Coca-Cola HELLENIC BOTTLING COMPANY S.A.
First quarter results for the three months to 28 March 2003 (IFRS)

Strong financial performance despite difficult overall market conditions

FIRST QUARTER HIGHLIGHTS

•	EBITDA* of €95.3 million, 10% ahead of 2002,

•	Operating profit (EBIT) of €1.9 million from an operating loss of €7.0 million, significantly ahead of 2002,

•	Continued strengthening in net earnings from a loss of €38.7 million in 2002 to a loss of €26.3 million, a 32% improvement over 2002,

•	Volume of 270 million unit cases, 1% ahead of 2002.

Irial Finan, Managing Director of Coca-Cola HBC, commented:

“We have delivered a solid financial performance despite facing significant challenges during the first quarter, exacerbated by a weak global macro-economic environment, severe winter weather conditions and a negative impact from the shift of the timing of the Easter holiday in most of our territories. To deliver on our long-term financial model we have focused on executing our strategy of revenue, cost and capital management and superior execution in the marketplace. Our performance for the second quarter to date gives us confidence that we will meet our full year goals.”

15 May 2003

•	EBITDA (earnings before interest, tax, depreciation, amortisation and other non-cash items), which we calculate as operating profit plus depreciation and amortisation is a key measure of performance.

Coca-Cola HBC (“CCHBC”) is one of the world’s largest Coca-Cola bottlers, serving a population of over 500 million people in 26 countries. CCHBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depository Receipts are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (“IFRS”). CCHBC also prepares financial information under accounting principles generally accepted in the US (“US GAAP”), which are available on our website: www.coca-colahbc.com

1 of 17

Coca-Cola HELLENIC BOTTLING COMPANY S.A.
First quarter results for the three months to 28 March 2003 (IFRS)

ENQUIRIES:

Company contacts:

Coca-Cola HBC

Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3100 email: melina.androutsopoulou@cchbc.com

Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 email: thalia.chantziara@cchbc.com

European press contact:

FD Greece Alastair Hetherington	Tel: +30 210 725 8194 email: alastair.hetherington@fd.com

US press contact:

FD Morgen — Walke Brian Maddox	Tel: +1 212 850 5600 email: bmaddox@fdmw.com

Coca-Cola HELLENIC BOTTLING COMPANY S.A.
First quarter results for the three months to 28 March 2003 (IFRS)

Overview

Coca-Cola HBC performed well during the period under review reporting over 100% growth in operating profit (EBIT) and 10% increase in EBITDA despite the challenging market conditions. Specifically we felt the impact of the geo-political and related macro-economic uncertainty, severe winter weather conditions and a negative impact from the shift of the timing of the Easter holiday in most of our territories. Although volume was impacted by these external factors we remained focused on our pricing strategy, cost management and planned launches of our new products. The benefits of our diversified portfolio of markets and products yielded once again a strong financial performance at a group level.

Our strong brand portfolio has been enhanced by new product introductions, which we believe will drive incremental volume growth for the remainder of the year. We successfully launched new products and packages across several of our markets, such as Vanilla Coke and a number of Fanta line extensions. We also continued to intensify our efforts in marketplace execution.

Our non-CSD product offering was enhanced by the launch of juice flavour extensions, a new energy drink in Ireland and the continuous rollout of Nestea and Powerade in our markets. The integration of our newly acquired water businesses, Valser in Switzerland and Dorna in Romania, is on track and they both performed in line with expectations for the first quarter of 2003 contributing approximately 2% to our volume. In line with our strategy to accelerate profitable volume growth in the expanding non-carbonated soft drinks sector we announced the acquisition, jointly with The Coca-Cola Company, of 100% of the shares of Multivita, a Polish mineral water company.

Net sales revenue decreased by 5% against the prior year largely driven by the weakening of selected local currencies versus the Euro in markets such as Nigeria, Poland, Russia, Ukraine and Belarus. In addition, the higher contribution of volumes from our emerging markets where the net sales revenue per unit case is lower, as well as the unfavourable channel and category mix, further impacted our revenues. However, these factors are largely negated in cost of goods sold in these markets where the costs of our key raw materials as well as other inputs are denominated in US dollars, thus serving as a natural hedge for the group operating results.

Coca-Cola HELLENIC BOTTLING COMPANY S.A.
First quarter results for the three months to 28 March 2003 (IFRS)

Operational Review by Reporting Segments

	Volume (million unit cases)			EBITDA (€ million)

1st Quarter 2003	2003	2002	% Change	2003	2002	% Change

Established Markets	116.7	120.0	-3%	62.0	58.7	+6%
Developing Markets	50.7	52.2	-3%	6.2	3.6	+72%
Emerging Markets	102.3	95.0	+8%	27.1	24.3	+12%

Coca-Cola HBC	269.7	267.2	+1%	95.3	86.6	+10%

Established markets

Volume

•	Unit case volume was 116.7 million for the first quarter of 2003, 3% below the prior year. Volume was impacted negatively by the shift of the Easter holiday.

•	Additionally, the timing of price increases in Italy has negatively impacted first quarter volume growth.

EBITDA

Established markets contributed €62.0 million to group EBITDA for the first quarter of 2003, 6% above prior year, reflecting solid cost management in these territories and selective price increases. Although Greece particularly suffered from adverse winter conditions, strong EBITDA growth in the Republic of Ireland and Italy drove profitability in this segment.

Developing markets

Volume

•	Volume for the first quarter of 2003 was down by 3% against prior year at 50.7 million unit cases.

•	Particularly strong performance in Poland and the Baltics was due to successful promotional activities and selective product launches.

EBITDA

EBITDA in developing markets for the first quarter of 2003 showed significant improvement versus 2002 with growth of 72% reaching €6.2 million. Despite the low volume performance during the first quarter, all our markets in this segment reached positive EBITDA compared to the same period in 2002.

Coca-Cola HELLENIC BOTTLING COMPANY S.A.
First quarter results for the three months to 28 March 2003 (IFRS)

Emerging markets

Volume

•	Volume in emerging markets grew by 8% to 102.3 million unit cases.

•	Nigeria grew volume by 2% in the first quarter of 2003 despite a weak March as a result of a price increase in February and the absence of anticipated pre-election activity spending.

•	Romania performed exceptionally well in the first quarter with double digit volume growth assisted by new product launches and the recently acquired Dorna water.

EBITDA

EBITDA in emerging markets for the first quarter of 2003 was €27.1 million, 12% ahead of 2002. All our key countries in this segment show positive EBITDA improvement. Although price increases were introduced in several of these markets in local currency terms, this segment was the one that was particularly impacted by the strengthening of the Euro in relation to the local currencies and the US dollar offset by the benefits to the cost of inputs.

Group Financial Review

		Three months to 28 March 2003

	2003	2002*	% Change

	€ million	€ million
Volume in unit cases (in millions)	269.7	267.0	+1%
Net sales revenue	800.6	847.1	-5%
Cost of goods sold	(501.7)	(548.5)	+9%
Gross profit	298.9	298.6	+0%
Operating expenses	(268.7)	(277.7)	+3%
Operating profit (loss)	1.9	(7.0)	>100%
Net profit (loss)	(26.3)	(38.7)	+32%

•	Amounts in sales, cost of goods sold and operating expenses have been reclassified for comparative purposes for a change in policy on accounting for certain sales incentives and promotional expenses made to customers. The adoption of this policy has no impact on our operating profit(loss). The change in accounting policy has been undertaken to bring our accounting treatment in line with the recent detailed guidance issued in the United States.

Coca-Cola HELLENIC BOTTLING COMPANY S.A.
First quarter results for the three months to 28 March 2003 (IFRS)

Net Sales Revenues

Net sales revenue for the first quarter of 2003 decreased by 5% against the first quarter of 2002 primarily as a result of weaknesses of selected local currencies against the Euro, particularly Nigeria, Poland, Russia, Ukraine and Belarus. In addition, the higher volume contribution from our emerging markets, where the net sales revenue per unit case is lower, as well as the unfavourable channel and category mix, further impacted our revenues. However, these factors are largely negated in cost of goods sold in these markets, where the costs of our key raw materials as well as other inputs are denominated in US dollars, thus serving as a natural hedge for the group operating results. Excluding the impact of the foreign currency translation sales revenue would have grown by 1%.

In addition, during the first quarter of 2003, the company adopted a revised policy on accounting for certain sales incentives and promotional expenses made to customers. Such amounts, which were previously classified as operating expense, have been reclassified as a reduction from sales revenue and cost of goods sold. Accordingly, the 2002 amounts have been reclassified for comparative purposes. The adoption of this policy had no impact on our operating profit or net profit. These reclassifications reduced sales revenue by €22.5 million and €19.1 million and cost of sales by €2.0 million and €3.4 million for the quarters ended 28 March, 2003 and 29 March, 2002 respectively with an offsetting reduction in each period in operating expenses.

Cost of Goods Sold

Cost of goods sold decreased by €46.8 million largely driven by the strengthening of the Euro against the US dollar which impacted our results positively in several markets where the cost of key raw materials are denominated in US dollars. Additionally, we continued to drive costs lower through continued focus on our strategy to improve all aspects of our supply chain and other cost-reduction initiatives.

Gross Profit

Our gross profit margin increased to 37.3% compared to 35.2% for the first quarter of 2002, a strong increase which reflects our focused efforts to manage costs and improve production efficiencies. Excluding the impact of the reclassification noted above, our gross profit margins would have been 38.8% and 37.1% for each of the respective quarters, again, a significant improvement.

Operating Profit (Loss)

Our operating profit grew strongly to €1.9 million from an operating loss of €7.0 million. This increase is attributable to a significant gross margin improvement, as noted above, as well as other cost-savings within operating expenses.

Net Loss

The net result of the group improved by 32% to a net loss of €26.3 million versus a net loss of €38.7 million in the first quarter of 2002.

Coca-Cola HELLENIC BOTTLING COMPANY S.A.
First quarter results for the three months to 28 March 2003 (IFRS)

Capital Expenditure

The group had a net expenditure of €81.8 million on fixed assets for the first quarter of 2003. We continue to focus our capital investment on the most profitable areas of the business such as cold drink equipment and expanded availability of immediate consumption packaging. We continue to redeploy assets and equipment within the group, where possible, to minimise the cash outflows on fixed assets, as well as improving our return on existing assets.

Acquisition of Polish Water Brand Multivita

On May 2, we announced our intention to acquire jointly with The Coca-Cola Company, 100% of the shares of Multivita sp. z o.o., the Polish mineral water company owned by Maspex sp. z o.o. The purchase of this brand complements our strategy of selectively broadening our beverage brands to satisfy consumers. This acquisition is a significant further commitment to our operation in Poland. Multivita has great potential for continued growth in the rapidly expanding bottled water segment.

The acquisition, which is subject to approval by Polish regulatory authorities, includes a production facility at Tylicz and the mineral water brand Multivita. We anticipate the transaction to close during the third quarter. We do not expect the Polish acquisition to have a material impact on the 2003 results.

2003 Full Year Outlook

Despite the continued challenging macro-economic environment, our performance thus far in the second quarter is improving. As we approach the important summer selling season, we expect that we will meet our previously communicated 2003 performance goals.

Conference Call

CCHBC will host a conference call with financial analysts to discuss the 2003 first quarter results on 15 May, 2003 at 4:00 pm, Athens time (2:00 pm London time and 9:00 am New York time). Interested parties can access the live, audio webcast through CCHBC’s website (www.coca-colahbc.com).

Coca-Cola HELLENIC BOTTLING COMPANY S.A.
First quarter results for the three months to 28 March 2003 (IFRS)

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. In some cases, we use words such as “believe”, “outlook”, “guidance”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position, business strategy, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in amended registration statement on form 20-F filed with the U.S. Securities and Exchange Commission on October 8, 2002 (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the interim consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola HELLENIC BOTTLING COMPANY S.A.
First quarter results for the three months to 28 March 2003 (IFRS)

Condensed consolidated income statement (unaudited)

		Three months to	Three months to
	Note	28 March 2003	29 March 2002*

		€ million	€ million
Net sales revenue	3	800.6	847.1
Cost of goods sold		(501.7)	(548.5)

Gross profit		298.9	298.6
Operating expenses		(268.7)	(277.7)
Amortisation of intangible assets		(28.3)	(27.9)

Total operating expenses		(297.0)	(305.6)

Operating profit (loss)		1.9	(7.0)
Finance costs	4	(12.7)	(15.6)
Share of results of associate		0.6	0.5

Loss before taxation		(10.2)	(22.1)
Taxation	5	(11.2)	(12.3)

Loss after taxation		(21.4)	(34.4)
Minority interests		(4.9)	(4.3)

Net loss		(26.3)	(38.7)

Basic & diluted loss per share (cents)	6	(11.1)	(16.4)
Volume (million unit cases)	3	269.7	267.0
EBITDA (€ million)	3	95.3	86.6

•     Refer to note 1

Coca-Cola HELLENIC BOTTLING COMPANY S.A.
First quarter results for the three months to 28 March 2003 (IFRS)

Condensed consolidated balance sheet (unaudited)

		As at	As at	As at
	Note	28 March 2003	29 March 2002	31 December 2002

		€ million	€ million	€ million
Assets
Intangible assets	7	1,843.5	1,901.0	1,887.5
Property, plant and equipment	7	2,037.6	2,104.1	2,047.3
Other non-current assets		29.5	27.9	32.7

Total non-current assets		3,910.6	4,033.0	3,967.5

Inventories		332.9	316.8	316.9
Trade and other receivables		674.7	669.9	675.5
Cash and cash equivalents		81.5	182.5	105.5

Total current assets		1,089.1	1,169.2	1,097.9

Total assets		4,999.7	5,202.2	5,065.4

Liabilities
Short-term borrowings		539.1	283.3	531.4
Other current liabilities		816.2	894.1	813.8

Total current liabilities		1,355.3	1,177.4	1,345.2

Long-term borrowings		963.6	1,198.0	979.3
Other non-current liabilities		217.2	203.9	208.3

Total non-current liabilities		1,180.8	1,401.9	1,187.6

Shareholders’ equity		2,370.5	2,513.7	2,443.0
Minority interests		93.1	109.2	89.6

Total equity		2,463.6	2,622.9	2,532.6

Total equity and liabilities		4,999.7	5,202.2	5,065.4

Coca-Cola HELLENIC BOTTLING COMPANY S.A.
First quarter results for the three months to 28 March 2003 (IFRS)

Condensed consolidated cash flow statement (unaudited)

		Three months to	Three months to	Year to
	Note	28 March 2003	29 March 2002	31 December 2002

		€ million	€ million	€ million
Operating profit		1.9	(7.0)	185.8
Depreciation of property, plant and equipment		65.1	65.7	276.4
Amortisation of intangible assets		28.3	27.9	110.5
Recognition of deferred tax assets subsequent to business combination		—	—	6.0

EBITDA (earnings before interest, tax, depreciation, amortisation and other non-cash items)	3	95.3	86.6	578.7

Loss (gain) on disposal of property, plant and equipment		0.1	0.4	(3.9)
Increase in inventories		(20.9)	(24.1)	(46.4)
Decrease (increase) in trade and other receivables		2.0	(36.0)	(20.8)
Increase (decrease) in trade payables and other liabilities		2.2	37.9	(23.8)
Taxation paid		(9.5)	(10.9)	(58.3)

Cash flow generated from operating activities		69.2	53.9	425.5

Investing activities:
Payment for purchase of property, plant and equipment		(80.8)	(56.0)	(315.3)
Receipts from disposal of property, plant and equipment		1.7	1.9	22.1
Net (payments for) proceeds from disposal of investments		1.1	0.1	(0.8)
Net (payments for) cash acquired on acquisition of subsidiaries		(1.9)	2.3	(193.8)
Proceeds from sale of trademark		5.3	—	—
Acquisition of franchise agreements		—	—	(0.3)

Net cash used in investing activities		(74.6)	(51.7)	(488.1)

Financing activities:
(Decrease) increase in borrowings		(11.9)	33.8	141.9
Net interest paid		(10.3)	(6.5)	(64.5)
Net dividend paid to group shareholders and minority interests		—	—	(50.0)

Net cash (used in) from financing activities		(22.2)	27.3	27.4

(Decrease) increase in cash and cash equivalents		(27.6)	29.5	(35.2)

Movement in cash and cash equivalents:
Cash and cash equivalents at 1 January		105.5	152.6	152.6
(Decrease) increase in cash and cash equivalents		(27.6)	29.5	(35.2)
Effect of changes in exchange rates		3.6	0.4	(11.9)

Cash and cash equivalents at 28 March		81.5	182.5	105.5

Coca-Cola HELLENIC BOTTLING COMPANY S.A.
First quarter results for the three months to 28 March 2003 (IFRS)

Condensed consolidated statement of movements in equity (unaudited)

	28 March 2003	31 December 2002

	€ million	€ million
Balance as at 1 January	2,443.0	2,538.0
Shares held for equity compensation plan	(0.1)	0.2
Net profit/(loss)	(26.3)	35.3
Dividends	—	(42.6)
Losses on cash flow hedges	0.6	1.8
Net gains on cash flow hedges reclassified from equity to carrying amount of hedged assets and liabilities	—	(0.1)
Losses on cash flow hedges reclassified from equity and reported in net profit	—	4.7
Foreign currency translation	(46.7)	(94.3)

Closing balance	2,370.5	2,443.0

Coca-Cola HELLENIC BOTTLING COMPANY S.A.
First quarter results for the three months to 28 March 2003 (IFRS)

Notes to the consolidated condensed financial statements (unaudited)

1. Accounting policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2002, with the exception of a change in the classification of certain customer related expenses in the income statement. Specifically, we now classify all expenditure given or spent on a specific customer as a deduction from revenue or cost of goods sold (as appropriate), except where we receive an identifiable benefit (which is separable from the customer’s purchase of goods from us) in return for the expenditure and we can reasonably estimate the fair value of this benefit. Where we receive a specific reimbursement from The Coca-Cola Company for such costs, the reimbursement is characterised as a reduction of the cost.

The change in accounting policy has been undertaken to bring our accounting treatment in line with the recent detailed guidance issued in the United States. Prior year comparatives have been similarly reclassified for consistency purposes.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These consolidated condensed financial statements should be read in conjunction with the 2002 annual financial statements, which include a full description of the group’s accounting policies.

2. Exchange rates

For CCHBC, we believe that the euro is the most appropriate reporting currency as it is the currency most closely aligned to the operating currencies of the CCHBC group. CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average		Closing

	Year to March		28 March	31 December
	2003	2002	2003	2002

US dollar	1.07	0.88	1.07	1.05
UK sterling	0.67	0.61	0.68	0.65
Polish zloty	4.19	3.62	4.34	4.02
Nigerian naira	136.09	100.78	136.02	133.14
Hungarian forint	246.50	243.72	246.25	235.70
Swiss franc	1.47	1.47	1.47	1.45

Coca-Cola HELLENIC BOTTLING COMPANY S.A.
First quarter results for the three months to 28 March 2003 (IFRS)

Notes to the consolidated condensed financial statements (unaudited)

3. Segmental analysis

The group has one business, being the bottling and distribution of soft drinks and related products.

The following market groupings have been adopted for secondary segmental analysis:

Established markets:	Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.
Developing markets:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.
Emerging markets:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Nigeria, Romania, Russia, Serbia and Montenegro, and Ukraine.

	Volume in	Net sales
	unit cases	revenue	EBITDA	EBIT
	million	€ million	€ million	€ million

Established markets
3 months to 28 March 2003	116.7	456.4	62.0	14.3
3 months to 29 March 2002	120.0	463.4	58.7	16.0
12 months to 31 December 2002	518.0	2,116.7	314.1	125.3

Developing markets
3 months to 28 March 2003	50.7	125.6	6.2	(11.3)
3 months to 29 March 2002	52.2	139.0	3.6	(15.6)
12 months to 31 December 2002	261.6	713.0	92.8	13.4

Emerging markets
3 months to 28 March 2003	102.3	218.6	27.1	(1.1)
3 months to 29 March 2002	95.0	244.7	24.3	(7.4)
12 months to 31 December 2002	488.7	1,139.6	171.8	47.1

Total CCHBC
3 months to 28 March 2003	269.7	800.6	95.3	1.9
3 months to 29 March 2002	267.2	847.1	86.6	(7.0)
12 months to 31 December 2002	1,268.3	3,969.3	578.7	185.8

Coca-Cola HELLENIC BOTTLING COMPANY S.A.
First quarter results for the three months to 28 March 2003 (IFRS)

Notes to the consolidated condensed financial statements (unaudited)

4. Finance costs

	Three months to	Three months to
	28 March 2003	29 March 2002

	€ million	€ million
Net interest payable	(14.0)	(12.0)
Net foreign exchange translation gains (losses)	1.3	(3.6)

Total finance costs	(12.7)	(15.6)

5. Taxation

The underlying effective tax rate for the group is higher than the Greek statutory rate of 35% due to the impact of non-deductible expenses, principally the amortisation of goodwill, which is not deductible for tax purposes. Tax rates in the countries in which the group operates range from 0%-38%.

A best estimate of the expected full year weighted average annual income tax rate is made for each country and applied to the profits and losses for the period arising in the respective tax jurisdictions.

The effective tax rate for the group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments arising during the year.

We anticipate the effective tax rate, excluding the amortisation of goodwill, will be approximately 30% for the full year 2003.

6. Earnings per share

Basic earnings per share is calculated by dividing the net profit (loss) attributable to shareholders by the weighted average number of shares in issue during the period (2003 and 2002: 236,668,596 shares).

Coca-Cola HELLENIC BOTTLING COMPANY S.A.
First quarter results for the three months to 28 March 2003 (IFRS)

Notes to the consolidated condensed financial statements (unaudited)

7. Tangible and intangible assets

	Property, plant
	and equipment	Intangible assets

	€ million	€ million
Opening net book value as at 1 January 2003	2,047.3	1,887.5
Additions	93.3	—
Arising on prior year acquisition	(1.7)	1.5
Sale of trademark to TCCC	—	(2.3)
Disposals	(1.8)	—
Depreciation/amortisation	(65.1)	(28.3)
Foreign exchange differences	(34.4)	(14.9)

Closing net book value as at 28 March 2003	2,037.6	1,843.5

8. Dividends

The directors propose a dividend of €0.19 per share (totaling €45.0 million) for the year ended December 31, 2002. The dividend will be submitted for formal approval at the Annual General Meeting in June 2003. The dividend will be accounted for in shareholders equity as an appropriation of retained earnings when it is approved

9. Recent Acquisitions

a)	Valser Mineralquellen AG

On September 2002, CCHBC jointly acquired with The Coca-Cola Company (“TCCC”), the leading Swiss mineral water bottler, Valser Mineralquellen AG. Total consideration for the acquisition was €117.3 million (excluding costs) of which CCHBC’s share was €58.7 million. The acquisition comprised a number of well-established mineral water brands, including Valser Classic, Valser Naturelle and Valser Limelite, in addition to Valser’s production and distribution facilities. CCHBC acquired the business except for the trademark, which was acquired by TCCC, and the mineral water source, which is owned 50% by each party.

b)	Dorna Apemin S.A.

On 17 December 2002 CCHBC jointly acquired with TCCC, the majority of the shares in Romania’s premier sparkling mineral water company, Dorna Apemin S.A (“Dorna”). Total consideration for the acquisition was €39.0 million (excluding costs) of which CCHBC’s share was €19.5 million. The acquisition comprised all brands

Coca-Cola HELLENIC BOTTLING COMPANY S.A.
First quarter results for the three months to 28 March 2003 (IFRS)

and products of Dorna, including White Spring, Poiana Negri and Dorna Mineral Waters. CCHBC’s interest represents 49.1% of the outstanding shares of Dorna.

c)	Minority Interest in Switzerland

On 30 December 2002, we announced that we had successfully closed the acquisition of an outstanding 26.1% interest in our Swiss subsidiary from “EWN” Getraenke Holdings GmbH. Of the total consideration of €56.3 million, €5.6 million was paid in 2002, and the remainder will be paid in the second quarter of 2003.

d)	Multivita sp. z.o.o.

On May 2, we announced our intention to acquire jointly with The Coca-Cola Company, 100% of the shares of Multivita sp. z o.o., the Polish mineral water company owned by Maspex sp. z o.o..

The acquisition, which is subject to approval by Polish regulatory authorities, includes a production facility and the mineral water brand Multivita.